Mail Stop 4561

April 4, 2007

Mr. James C. Edenfield
Chief Executive Officer
American Software, Inc.
470 East Paces Ferry Road, N.E.
Atlanta, Georgia 30305

> **Re:** **American Software, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2006**
> **Form 10-Q for the Quarterly Period Ended July 31, 2006**
> **Form 10-Q for the Quarterly Period Ended October 31, 2006**
> **Form 10-Q for the Quarterly Period Ended January 31, 2007**
> **File No. 000-12456**

Dear Mr. Edenfield:

We have reviewed the above referenced filings and your response letter dated March 14, 2007 and we have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 30, 2006

Notes to the Consolidated Financial Statements

(7) Shareholders' Equity

Certain Class A and Class B Common Stock Rights, page 91

1.   We have reviewed your response to prior comment number 4 with respect to your application of the two-class method of computing earnings per share ("EPS"), and we have the following additional comments:

(a) We note that you have historically considered Class A and B common shares as one class for purpose of calculating basic and diluted EPS. Please note that if you have two classes of common stock, basic and diluted EPS data shall be presented for each class of common stock pursuant to paragraph 61(d) of SFAS 128. Since you have two classes of common stock outstanding, you are required to compute EPS using the two-class method. Therefore, your accounting treatment and disclosures for EPS should be revised accordingly. Please clarify how you plan to comply with this guidance.

(b) It appears that you have historically allocated undistributed earnings on a proportionate basis as you have historically paid the same dividends to both classes. If this is correct, please clarify how you have evaluated the provision in your Articles of Incorporation which requires the Class A common shares to receive a $.05 dividend per share before the Class B common shares receive a dividend when allocating undistributed earnings proportionality. Tell us how you evaluated the impact of Issue 3 of EITF 03-6 in computing EPS for each class of common stock.

 (c) Disclose on the face of your income statements the EPS data for each class of common stock. If the amounts are the same for both classes, clearly state so on the face of the income statements.

(d) Disclose your EPS computations for each class of common stock pursuant to paragraph 40 of SFAS 128.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief